Skadden, Arps, Slate, Meagher & Flom

Partners

Geoffrey Chan *

Shu Du *

Andrew L. Foster *

Chi T. Steve Kwok *

Haiping Li *

Rory McAlpine ♦

Jonathan B. Stone *

Paloma P. Wang ♦

Friven Yeoh ♦

♦ (Also Admitted in England & Wales)

* (Also Admitted in New York)

世達國際律師事務所 42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG ________ TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com

AFFILIATE OFFICES

-----------

BOSTON

CHICAGO

HOUSTON

LOS ANGELES

NEW YORK

PALO ALTO

WASHINGTON, D.C.

WILMINGTON

-----------

ABU DHABI

BEIJING

BRUSSELS

FRANKFURT

LONDON

MUNICH

PARIS

SÃO PAULO

SEOUL

SINGAPORE

TOKYO

TORONTO

July 31, 2025

VIA EDGAR

Mr. Mitchell Austin

Ms. Aliya Ishmukhamedova

Mr. Robert Littlepage

Ms. Anastasia Kaluzienski

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Yimutian Inc. (CIK No. 0001991605) Amendment No. 1 to Registration Statement on Form F-1 (File No. 333-287877)

Dear Mr. Austin, Ms. Ishmukhamedova, Mr. Littlepage, and Ms. Kaluzienski:

On behalf of our client, Yimutian Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s response to the comments contained in the Staff’s letter dated July 29, 2025, on the Company’s amendment No. 1 to registration statement on Form F-1 filed on July 22, 2025. The Staff’s comments are repeated below in bold and are followed by the Company’s response. We have included page references in the Revised Registration Statement (as defined below) where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Registration Statement.

U.S. Securities and Exchange Commission
July 31, 2025

Concurrently with the submission of this letter, the Company is filing herewith amendment no. 2 to the Company’s registration statement on Form F-1 (the “Revised Registration Statement”) including Exhibit 1.1 Form of Underwriting Agreement and a free writing prospectus relating to the changes reflected in the Revised Registration Statement via EDGAR with the Commission.

The Company respectfully advises the Staff that the Company plans to request that the Commission declare the effectiveness of the Revised Registration Statement on or about August 7, 2025. The Company, together with the underwriter, plan to file joint acceleration requests in time before the requested effective time. The Company would greatly appreciate the Staff’s continuing assistance and support to the Company in meeting the proposed timetable for the offering.

Amendment No. 1 to Registration Statement on Form F-1

Cash Flows Through Our Organization, page 11

1.	We note your disclosure in this amendment that in 2023 and 2024, the WFOE made payments to the VIEs for intragroup transactions in the amounts of RMB 30.0 million and RMB 2.8 million, respectively. We also note your disclosure on page 11 of the registration statement on Form F-1 filed on June 9, 2025 that in 2023 and 2024, the WFOE made payments to the VIEs for intragroup transactions in the amounts of RMB 64.8 million and RMB 67.6 million. Please tell us in sufficient detail the reason for this change.

The Staff’s comment is duly noted. Upon further review in preparation for the Revised Registration Statement, the Company identified that certain intragroup transactions were previously misclassified between the WFOE, VIEs, and other subsidiaries. Specifically, some transactions that should have been recorded as between the WFOE and VIEs were instead recorded as between other subsidiaries and the VIEs, and vice versa. After identifying the misclassification, the Company undertook a thorough reconciliation process. All intragroup transactions were re-examined. As a result, the amounts of payments made by the WFOE to the VIEs, as well as the outstanding balances of such transactions as of each reporting date, were updated to reflect the accurate relationships and amounts.

U.S. Securities and Exchange Commission
July 31, 2025

As a result of these corrections, the Company has revised page 11 of the Revised Registration Statement to accurately reflect the payments made by the WFOE to the VIEs during each period. The Company respectfully advises the Staff that, the WFOE made payments to the VIEs for intragroup transactions in the amounts of RMB30.0 million in 2023, RMB6.9 million in 2024, and RMB2.5 million for the three months ended March 31, 2025. These amounts represent the actual payments made by the WFOE to the VIEs during the respective periods.

The amounts of RMB64.8 million and RMB67.6 million disclosed in the registration statement on Form F-1 filed on June 9, 2025 were intended to represent the outstanding balances of intragroup transactions from the WFOE to the VIEs as of December 31, 2023 and 2024, respectively, rather than the payments made during those years. As a result of the corrections in misclassification, the Company respectfully submits to the Staff that the outstanding balances of intragroup transactions from the WFOE to the VIEs were RMB68.9 million as of December 31, 2023, RMB75.8 million as of December 31, 2024, and RMB78.4 million as of March 31, 2025. The Company has supplemented such disclosure of outstanding balances on page 11 of the Revised Registration Statement.

Summary Consolidated Financial Data and Operating Data, page 17

2.	Please revise so that the presentations of financial information in tabular form read consistently from left to right in the same chronological order throughout the filing. Similarly, numerical data included in narrative sections should be consistently ordered. We refer you to the guidance in SAB Topic 11:E.

The Staff’s comment is duly noted. In response to the Staff’s comment, the Company has revised the disclosure on pages 18, 19, 20, 22, 23, 24, 25, 26, 27, 99, 100, 101, 103 and 104 of the Revised Registration Statement. The Company respectfully submits that, in updating the presentations of financial information in tabular form and narrative sections of the Revised Registration Statement, the Company did not make any substantive changes to the financial data in or as of the end of each period, except that necessary changes were made in response to the Staff’s comment #3 in the Staff’s letter dated July 29, 2025.

U.S. Securities and Exchange Commission
July 31, 2025

3.	We note your response to prior comment 1 and reissue in part. Please present as separate line items, disaggregated intercompany amounts. The objective of this disclosure is to allow an investor to evaluate the nature of assets held by, and the operations of, entities apart from the VIE, as well as the nature and amounts associated with intercompany transactions.

The Staff’s comment is duly noted. In response to the Staff’s comment, the Company has revised the disclosure on pages 22 to 25 of the Revised Registration Statement to disaggregate intercompany amounts in separate line items, with footnotes to indicate the primary nature of each intercompany line item.

In addition, the Company respectfully submits that total current assets, total assets, total current liabilities and total liabilities in the condensed consolidating schedule depicting the consolidated balance sheets as of December 31, 2023 and 2024 and March 31, 2025 have been updated, due to the elimination of transaction balances between the two VIEs. In amendment No. 1 to the registration statement on Form F-1 filed on June 9, 2025, the Company had previously recorded transaction balances between the two VIEs under the “VIEs and VIEs’ Subsidiaries” column, with corresponding eliminations reflected in the “Eliminating Adjustment” column. Upon further review in preparation for the Revised Registration Statement, the Company reviewed the intragroup transactions individually and eliminated these transaction balances between the two VIEs to ensure a more accurate presentation of the consolidated financial position of the VIEs and VIEs’ Subsidiaries.

The Company further submits that the “Intercompany receivable from VIEs and VIEs’ Subsidiaries for preferred shares” line item represents amounts receivable from VIEs and VIEs subsidiaries in connection with certain preferred shareholders’, including the founder’s, subscription of Yimutian Inc.’s Series B, C-2 and D preferred shares in 2023. Prior to paying the consideration of the preferred shares to Yimutian Inc., the preferred shareholders, including the Company’s founder, made shareholder loans to the VIEs and the VIEs’ subsidiaries in the same amount of the consideration for preferred shares of Yimutian Inc. in 2023. The difference between the intercompany receivable to parent company of RMB50.9 million for the VIEs and the VIEs’ subsidiaries and the intercompany VIE of RMB54.4 million for Yimutian Inc. arises from fluctuations in foreign exchange rates between Renminbi and U.S. dollars during the period between the preferred shareholders’ original investments made in Renminbi and the U.S. dollar exchange rate as of December 31, 2023.

U.S. Securities and Exchange Commission
July 31, 2025

4.	Please explain to us why the balance sheet amounts reported for the VIEs and VIEs’ Subsidiaries in the condensed consolidating schedules do not agree with the corresponding consolidated assets and liabilities information of the Group’s VIEs as of December 31, 2023 and 2024 reported in Note 1. In this regard the consolidated assets and liabilities information of the Group’s VIEs reported in Note 1 should present the carrying amounts prior to intercompany eliminations. In addition, the presentation should be sufficiently disaggregated to disclose significant intercompany balances. We refer you to ASC 810-50 paragraphs 2AA.d and 3.bb.

The Company respectfully advises the Staff that the balance sheet amounts reported for the VIEs and VIEs’ Subsidiaries in the condensed consolidating schedules include intercompany transactions and balances, while the corresponding consolidated assets and liabilities information of the VIEs as of December 2023 and 2024 reported in Note 1 of amendment No. 1 to the registration statement on Form F-1 filed on July 22, 2025 does not include such intercompany amounts. To clarify, the Company has revised the disclosure in Note 1 on page F-11 and in Note 1 on page F-53 to present the consolidated assets and liabilities information of the VIEs prior to intercompany eliminations and disaggregate intercompany balances.

Dilution, page 85

5.	Revise to clarify that on both a historical and pro forma basis you have a net tangible deficit, not book value. In addition, you should clarify that after giving effect to your sale of ADSs in the offering there will be a pro forma as adjusted net tangible deficit, and the offering will result in an immediate decrease in net tangible deficit to existing shareholders. Similarly, revise the line-item descriptions of the per share and ADS amounts, as needed, to accurately reflect the amounts presented.

The Staff’s comment is duly noted. In response to the Staff’s comment, the Company has revised the disclosure on pages 71, 86 and 87 of the Revised Registration Statement.

U.S. Securities and Exchange Commission
July 31, 2025

Index to Financial Statements, page F-1

6.	We note that you have provided the unaudited interim consolidated financial statements as of and for the three-month period ended March 31, 2025. In this regard, please revise to clearly label your interim financial statement information as “unaudited” where appropriate throughout the filing, including, but not limited to the following sections: summary of consolidated financial data and operating data, capitalization, dilution, selected combined financial and other data, management’s discussion and analysis of the financial condition and results of operations.

The Staff’s comment is duly noted. In response to the Staff’s comment, the Company has revised the disclosure on pages 17, 18, 20, 21, 25, 26, 27, 85, 86, 87, 96, 97, 99, 102 and 105 of the Revised Registration Statement.

Parent Company Only Condensed Financial Information, page F-81

7.	We note your response to prior comment 3 indicating that the information in Note 28 reflects Yimutian Inc.’s financials after eliminating all intercompany transactions and balances. Parent company only financial information should report the actual balances on the parent company’s books. Please revise as necessary or advise us.

The Staff’s comment is duly noted. In response to the Staff’s comment, the Company has revised the disclosure in Note 28 on pages F-42 and F-43 and in Note 25 on pages F-81 to F-83 of the Revised Registration Statement.

* * *

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +852 3740-4858 or via e-mail at shu.du@skadden.com.

Very truly yours,

/s/ Shu Du
Shu Du

cc:	Jinhong Deng, Chief Executive Officer and Chairman of the Board of Directors, Yimutian Inc.
Shijie Chen, Chief Financial Officer, Yimutian Inc.
Dan Ouyang, Esq., Partner, Baker McKenzie LLP